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                          June 22, 2022

       David Jemmett
       Chief Executive Officer
       Cerberus Cyber Sentinel Corp
       6900 E. Camelback Road, Suite 240
       Scottsdale, AZ 85251

                                                        Re: Cerberus Cyber
Sentinel Corp
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2022
                                                            File No. 333-265574

       Dear Mr. Jemmett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Katherine A. Beck